SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the months of July & August 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: August 30, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI Systems Inc.

*Print name and title under the signature of the signing officer

News Releases: July 2004

For Release July 14, 2004, 12PM ET

Technology / Cashless Transactions

July 14, 2004

Vancouver, British Columbia and Dallas, Texas

QI Introduces ArtLite Display Products

QI Systems Inc. of Dallas, TX and Vancouver, B.C. (OTCBB: QIIIF, TSX Venture Exchange: QII.U) announced today that it has added a new product line to complement its SmartVend systems of payment equipment for UPOS applications. Effective immediately QI is appointed as a distributor of the ArtliteTM line of signage and illumination products. Artlite is an innovative process for producing high impact graphical and text signage on glass or plastic. The technology is proprietary to and is patented by The Nova Media Group of Fort Worth, TX (www.artlite.com).

QI has been appointed an Artlite distributor with freedom to offer the products in all markets in which QI SmartVend products are sold. The distributorship includes time limited exclusive rights for the Canadian market and also exclusive rights to distribute the products to some elements of the gaming industry throughout North America.

Artlite is a remarkable technology. Signage produced with Artlite is dramatically more eye catching and engaging than other forms of static signs. It combines the impact of neon with the detail and economy of backlit signs. Artlite is an ideal technology to add to UPOS applications like vending and gaming. QI has commenced the process of demonstrating the product to manufacturers in the gaming industry. Initial sales are imminent.

QI is planning a new product line to take advantage of the Artlite technology. The new QI products are a logical extension of the company’s existing and announced business direction. Additional details will be made available shortly.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

http://www.qisystems.ca

For Release July 16, 2004, 12:00 PM EST

Technology / Cashless Transactions

July 15, 2004

Dallas, Texas and Vancouver, British Columbia

QI SYSTEMS DELISTING FROM TSX AND GERMAN EXCHANGES

QI Systems Inc. of Dallas, Texas and Richmond, British Columbia (OTCBB: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that the company has requested that the TSX Venture Exchange halt trading of its stock in preparation for delisting from the exchange. QI Systems’ stock will continue to be listed on the American Over-the-Counter Bulletin Board Exchange (OTC-BB) and the company requests that trading of its stock be limited exclusively to the OTC-BB.

QI Systems has enjoyed a along relationship with the TSX Venture Exchange, dating back over fifteen years. As a senior member of the Exchange, QI takes pride in its association with the TSX and leaves the Exchange only to accommodate the changing demographic nature of the company’s shareholders base.

Additionally, QI Systems announced that it has petitioned the Berlin and Frankfort Exchanges to have its stock removed from these German exchanges. The company recently filed a formal request for delisting with both the Berlin-Bremen Stock Exchange and the Frankfort Stock Exchange. QI has communicated the nature of its request to the United States Securities and Exchange Commission’s Division of Enforcement.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

QI Systems Inc.

http://www.qisystems.ca

For Release July 29, 2004, 6:00 AM EST

Technology / Cashless Transactions

July 29, 2004

Vancouver, Canada and Dallas, TX

QI Systems Announces Expansion of USA Today Program

QI Systems Inc. (OTCBB: QIIIF) (TSX Venture: QII.U) is pleased to announce several new deployments of its durable low power hybrid card reader and news box controller system used in the USA Today Collegiate Readership Program. With shipments for 12 campuses during July and August, the QI controller systems will now be installed in the USA Today program at more than fifty campuses across the country.

New installations for the fall 2004 college term will include 42 machines at the University of Iowa and 25 at Texas A&M University. Additional units are also being installed this year at Penn State University, which was the site of the first installations of this innovative program four years ago.

QI Systems is extremely pleased with the continued success and flawless operation of this battery powered technology. Each unit operates from a single D-cell lithium battery and after four years of field deployment there has not been a single case of battery failure. Much of the unit's success and acceptance is the result of the extensive testing and in-depth evaluation that QI performs on its products. As an example, the test unit of the USA Today controller has now completed 4.5 million test cycles without incident. This is the equivalent of a news box selling 100 newspapers per day continuously for over 123 years without a card reader failure.

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO

News Releases: August 2004

For Release August 26, 2004, 6:00 AM EST

Technology / Cashless Transactions

August 26, 2004

Vancouver, Canada and Dallas, TX

QI Systems Announces Appointment of New Auditor and Transfer Agent

QI Systems Inc. (OTCBB: QIIIF) is pleased to announce the appointment of Amisano Hanson, Charter Accountants of Vancouver, as the company’s new auditors. Amisano Hanson has been licensed by the Institute of Charter Accounts of British Columbia since 1985 and is also licensed in the United States. The firm currently carries out audits, reviews and non-review engagements for over 500 companies, 150 of which are public companies.

Amisano Hanson Charter Accountants replaces the firm of Wolrige Mahon Charter Accountant as QI Systems’ auditors. The company has made this change to be compliant with SEC regulations requiring that listed companies use auditors licensed in the United States.

QI Systems Inc. is also pleased to announce the appointment of Mandalay Stock Transfer of Santa Monica, CA as the company’s new stock transfer agent. Mandalay Stock Transfer replaces the firm of Computershare Investor Services of Vancouver, BC, Canada as the company’s agent.

Mandalay Stock Transfer will immediately take responsibility for servicing the needs of QI Systems’ shareholders and may be contacted at:

Mandalay Stock Transfer

Attention: Anthony Valinoti

201 Wilshire Blvd., Suite A-22

Santa Monica, CA 90401 USA

Phone: 310-395-4504

QI Systems Inc. designs and sells card payment solutions for various industries. Products and core competencies include smart cards and stored value systems, security protocols, data communications, software design and hardware manufacture.

Matters discussed in this press release are “forward-looking statements” and are subject to certain risks and uncertainties. Consider all risk factors carefully when evaluating forward looking statements as actual results may differ materially from those expressed herein. QI Systems is protected from litigation regarding forward looking statements and undertakes no obligation to publicly update such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman

President & CEO